Exhibit B

September 18, 2015

Mr. Joseph Tesoriero, Chief Financial Officer
Barfresh Food Group Inc.
8530 Wilshire Blvd., Suite 450
Beverly Hills CA 90211

Re:            Extension Notice

Dear Mr. Tesoriero:

Reference is made to that certain promissory note dated June 19, 2015, by Barfresh Food Group Inc., a Delaware corporation (the "Company"), as maker, in favor of the undersigned ("Holder") in the principal sum of FIVE HUNDRED THOUSAND DOLLARS ($500,000.00) ("Note"). Holder hereby waives its rights to payment of principal and interest pursuant to the Note until September 30, 2015. For the sake of clarity, interest will continue to accrue until payment of the outstanding balance under the Note.

Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Note.

Sincerely,

LAZARUS INVESTMENT PARTNERS LLLP

By:   /s/ Justin B. Borus
Name:     Justin B. Borus
Its:  Manager of General Partner